SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ENACT HOLDINGS, INC..
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29249E109
(CUSIP Number)

September 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29249E109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Bayview MSR Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,184,666
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,184,666
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,184,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON OO, PN

CUSIP No. 29249E109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Bayview Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,655,600
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,655,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,655,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 29249E109	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer.
Enact Holdings, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.
8325 Six Forks Road Raleigh, NC, 27615

Item 2(a).	Name of Person Filing.
This statement is filed by Bayview MSR Opportunity Master Fund, L.P. and Bayview Asset Management, LLC.

The reported securities are held in the account of Bayview MSR Opportunity Master Fund, L.P., Ivalo Fund, L.P., Bayview Opportunity Master Fund VI, L.P. and Bayview Opportunity Master Fund VIa, L.P. (the "Investment Vehicles").

Bayview Asset Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Bayview Asset Management, LLC 's position as investment manager of each of the Investment Vehicles. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.
Bayview MSR Opportunity Master Fund, L.P. c/o Bayview Asset Management, LLC 4425 Ponce de Leon Blvd., 5th Floor Coral Gables, FL 33146

Bayview Asset Management, LLC 4425 Ponce de Leon Blvd., 5th Floor Coral Gables, FL 33146

Item 2(c).	Place of Organization.
Bayview MSR Opportunity Master Fund, L.P. – Cayman Islands

Bayview Asset Management, LLC – Delaware

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number.
29249E109

CUSIP No. 29249E109	13G	Page 5 of 8 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 162,840,000 shares of Common Stock outstanding as of September 13, 2021, as reported in the Issuer's Prospectus, dated as of September 15, 2021, filed with the Securities and Exchange Commission on September 17, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, more than 5% of the shares of Common Stock.

CUSIP No. 29249E109	13G	Page 6 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29249E109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 2021
Bayview MSR Opportunity Master Fund, L.P.

By: Bayview Capital GP MSR, LLC, its General Partner
	By:	/s/ Brian E. Bomstein
	Name:	Brian E. Bomstein
	Title:	Senior Vice President

Bayview Asset Management, LLC

	By:	/s/ Brian E. Bomstein
	Name:	Brian E. Bomstein
	Title:	Senior Vice President

CUSIP No. 29249E109	13G	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 30, 2021
Bayview MSR Opportunity Master Fund, L.P.

By: Bayview Capital GP MSR, LLC, its General Partner
	By:	/s/ Brian E. Bomstein
	Name:	Brian E. Bomstein
	Title:	Senior Vice President

Bayview Asset Management, LLC

	By:	/s/ Brian E. Bomstein
	Name:	Brian E. Bomstein
	Title:	Senior Vice President